                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
           SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     F.N.B. Corporation Salary Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               F.N.B. Corporation
                           2150 Goodlette Road North
                             Naples, Florida 34102

                     F.N.B. Corporation Salary Savings Plan

             Audited Financial Statements and Supplemental Schedules

    As of December 31, 2001 and 2000 and for the year ended December 31, 2001




                                    CONTENTS
Report of Independent Auditors...........................................      1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................      2
Statement of Changes in Net Assets Available for Benefits................      3
Notes to Financial Statements............................................      4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........     11
Schedule H, Line 4j - Schedule of Reportable Transactions................     13

                         Report of Independent Auditors

F.N.B. Corporation Salary Savings Plan
Naples, Florida

We have audited the accompanying statements of net assets available for benefits of F.N.B. Corporation Salary Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP
Birmingham, Alabama
June 7, 2002

                     F.N.B. Corporation Salary Savings Plan

                 Statements of Net Assets Available for Benefits


                                                     DECEMBER 31
                                                 2001            2000
                                                 ----            ----
Assets
Investments at fair value:
   Guaranteed interest accounts              $ 1,344,877      $ 1,353,034
   Interest in pooled separate accounts        9,553,516        8,376,452
   F.N.B. Corporation common stock             6,995,058        3,902,017
   Participant loans                             527,585          554,240
Employer contribution receivable                      --          287,894
                                             -----------      -----------
Net assets available for benefits            $18,421,036      $14,473,637
                                             ===========      ===========


See accompanying notes.

                     F.N.B. Corporation Salary Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                                                    YEAR ENDED
                                                   DECEMBER 31
                                                       2001
                                                       ----
Additions
   Investment income:
     Interest                                      $   119,467
     Dividends                                         399,357
     Demutualization Compensation                      387,964
                                                   -----------
                                                       906,788

   Contributions:
     Participant                                     2,002,510
     Employer                                        2,217,967
                                                   -----------
                                                     4,220,477
                                                   -----------
Total additions                                      5,127,265

Deductions
   Benefits paid to participants                     1,459,714
   Administrative expenses                              28,700
                                                   -----------
Total deductions                                     1,488,414

Net appreciation in fair value of investments          308,548
                                                   -----------
Net increase                                         3,947,399

Net assets available for benefits:
   Beginning of year                                14,473,637
                                                   -----------
   End of year                                     $18,421,036
                                                   ===========


See accompanying notes.

                     F.N.B. Corporation Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the F.N.B. Corporation Salary Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan, substantially covering all salaried employees of the following subsidiaries of F.N.B. Corporation (the "Corporation"): First National Bank of Florida; The Customer Service Center of F.N.B., LLC FL Division; and F.N.B. Affiliate Services. During the first quarter of 2001, the Corporation completed a consolidation charter plan which reduced the number of bank charters from eight to three. Under the plan, the Corporation's five Florida banks were merged under the First National Bank of Florida. Employees who have completed 90 days of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Under the Plan, participants may make voluntary pretax contributions to their accounts of up to 15% of annual base compensation. The Corporation, at its discretion, matches 50% of the first 6% of the participants' annual base compensation. The Corporation, at its discretion, may also make a fixed nonelective contribution equal to 5% of the compensation of all eligible participants and may from time to time contribute to the Plan such additional amounts, as detailed in the Plan agreement.

Participants' savings contributions and employer matching contributions are designated under a qualified deferred arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

Participants may direct employee contributions into any of the several investment options maintained by Principal Financial Group, Inc. ("Principal"). Principal is the custodian of all the Plan's assets.

                     F.N.B. Corporation Salary Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

The employer's discretionary contributions are used to purchase the Corporation's common stock. Participants who have attained age 59 1/2 are permitted to direct the trustee to invest the Corporation's discretionary portion of their account into any other investment that may be permitted under the Plan.

PARTICIPANT ACCOUNTS

The participants' accounts are credited with their voluntary contribution, the employer's matching contribution and an allocation of the Plan's net earnings as defined by the Plan.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

VESTING

Participants are immediately vested in their voluntary contribution plus actual earnings thereon. Participants are 100% vested in the employer's contribution and actual earnings thereon after five years of service (see vesting schedule below):

                                VESTING SCHEDULE

YEARS OF SERVICE          PERCENTAGE
----------------          ----------
      1                      20%
      2                      40%
      3                      60%
      4                      80%
      5                     100%

                     F.N.B. Corporation Salary Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

FORFEITURES

Upon termination of a participant, the employer's contributions to which the participant is not vested is segregated into a separate account and is used to reduce the Plan's administrative expenses. Any remaining balance is distributed among the participant's accounts. For the year ended December 31, 2001, forfeitures totaled $74,600 and were used to reduce plan expenses.

PAYMENT OF BENEFITS

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum equal to the vested value of the participant's account. A participant who terminates service with a vested account balance of greater than $5,000 has two options: the participant may leave the account under the Plan or the participant may request a lump-sum distribution of the vested account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan also permits distributions in the event of the participant's permanent disability, death, or attainment of normal retirement age as defined by the Plan.

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

                     F.N.B. Corporation Salary Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

INVESTMENT VALUATION

The Principal pooled separate accounts investments are valued using accumulation units and are stated at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. Investments in shares of registered investment companies and common/collective trusts are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The Corporation's common stock is traded on the Nasdaq Stock Market under the trading symbol "FBAN" and is valued using the closing price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

DEMUTUALIZATION

On March 31, 2001, the Board of Directors of Principal Mutual Holding Company adopted a plan for converting Principal Mutual Holding Company from a mutual insurance holding company to a stock company. The plan was approved by policy and contract holders on July 24, 2001 and by the Iowa Insurance Commissioner on August 28, 2001. The demutualization became effective upon the closing of the initial public offering of Principal Financial Group, Inc. on October 26, 2001. In demutualization, membership interests of eligible policy and contract holders are exchanged for compensation, which may be in the form of stock, cash or policy/contract enhancements. The compensation was distributed over a five-day period beginning on December 10, 2001.

                     F.N.B. Corporation Salary Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 2000 financial statements have been reclassified to reflect the 2001 presentation.

3. INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          DECEMBER 31
                                                      2001           2000
                                                      ----           ----
Principal Financial Group, Inc.:
   Guaranteed Interest Account                     $1,344,877      $1,353,034
   Money Market Separate Account                    1,297,760         867,807
   Large Capital Stock Index Separate Account       2,196,506       2,284,762
   Large Company Blend Separate Account                    --         794,298
F.N.B. Corporation common stock*                    6,615,203       3,804,083

* Non-participant directed investment

During 2001, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Pooled separate accounts                                           $ (667,180)
F.N.B. Corporation common stock                                       975,728
                                                                   ----------
                                                                   $  308,548
                                                                   ==========

                     F.N.B. Corporation Salary Savings Plan

4. NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to investments in F.N.B. Corporation common stock is as follows:

                                                    DECEMBER 31
                                                2001            2000
                                                ----            ----
Investments at fair value:
   F.N.B. Corporation Common Stock Fund      $6,615,203      $3,804,083

                                                       YEAR ENDED
                                                       DECEMBER 31
                                                          2001
                                                          ----
Changes in net assets:
   Employer contributions                              $ 1,879,490
   Net appreciation in fair value of investments           936,844
   Dividends                                               380,655
   Distributions to participants or beneficiaries         (330,834)
   Transfers to participant-directed investments           (55,035)
                                                       -----------
                                                       $ 2,811,120
                                                       ===========

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 26, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                     F.N.B. Corporation Salary Savings Plan

6. RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

                                                              YEAR ENDED
                                                              DECEMBER 31
                                                                 2001
                                                                 ----
Total deductions per the audited financial statements         $1,488,414
Less:  Distributions resulting from the outstanding loan
   balance of terminated participants                             28,369
                                                              ----------
Total expenses per the Form 5500                              $1,460,045
                                                              ==========

7. SUBSEQUENT EVENTS

On January 31, 2002, the Corporation completed its affiliation with Central Bank Shares, Inc. ("Central"). Central's banking affiliate, Bank of Central Florida, was merged into First National Bank of Florida. On March 20, 2002, the net assets of the Bank of Central Florida Salary Savings Plan were transferred into the Plan.

                              SUPPLEMENTAL SCHEDULE

                     F.N.B. Corporation Salary Savings Plan
                                Plan Number: 001
                   Employer Identification Number: 63-1201350

                               Schedule H, Line 4i
                    Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                       (c) DESCRIPTION OF INVESTMENT
          (b) IDENTITY OF ISSUE,      INCLUDING MATURITY DATE, RATE OF
           BORROWER, LESSOR, OR         INTEREST, COLLATERAL, PAR OR                             (e) CURRENT
  (a)         SIMILAR PARTY                    MATURITY VALUE                    (d) COST           VALUE
  ---         -------------                    --------------                    --------           -----
   *      Principal Financial
            Group, Inc.               Guaranteed Interest Account                        **      $  1,344,877

   *      Principal Financial         Money Market Separate Account                      **         1,297,760
            Group, Inc.
                                      Bond and Mortgage Separate Account                 **           156,264

                                      Government Securities Separate
                                        Account                                          **           392,605
                                      High Quality Interim-Term Bond
                                        Separate Account                                 **           311,989
                                      High Quality Long-Term Bond
                                        Separate Account                                 **           179,316
                                      American Century Income and
                                        Growth Separate Account                          **           211,278
                                      Bond Emphasis Balanced Separate
                                        Account                                          **           271,218
                                      Large Capital Stock Index
                                        Separate Account                                 **         2,196,506
                                      Large Company Blend Separate
                                        Account                                          **           570,542
                                      Medium Company Value Separate
                                        Account                                          **           360,352
                                      Real Estate Separate Account                       **            87,310
                                      Stock Emphasis Balanced Separate
                                        Account                                          **           628,084
                                      Total Market Stock Index Separate
                                        Account                                          **           194,562
                                      INVESCO Small Company Growth
                                        Separate Account                                 **           276,360
                                      Medium Company Blend Separate
                                        Account                                          **           273,129

                     F.N.B. Corporation Salary Savings Plan
                                Plan Number: 001
                   Employer Identification Number: 63-1201350

                               Schedule H, Line 4i
              Schedule of Assets (Held at End of Year) (continued)


                                       (c) DESCRIPTION OF INVESTMENT
          (b) IDENTITY OF ISSUE,      INCLUDING MATURITY DATE, RATE OF
           BORROWER, LESSOR, OR         INTEREST, COLLATERAL, PAR OR                              (e) CURRENT
  (a)         SIMILAR PARTY                    MATURITY VALUE                    (d) COST            VALUE
  ---         -------------                    --------------                    --------            -----
   *      Principal Financial
            Group, Inc. (continued)   Medium Company Growth Separate
                                        Account                                          **           184,164
                                      Mid-Cap Stock Index Separate
                                        Account                                          **           272,075
                                      Small Company Blend Separate
                                        Account                                          **           485,689
                                      Small Company Value Separate
                                        Account                                          **           118,183
                                      Small-Cap Stock Index Separate
                                        Account                                          **           148,802
                                      Voyager Separate Account                           **           463,239
                                      International Stock Separate
                                        Account                                          **           474,089
                                                                                                 ------------
                                                                                                    9,553,516

   *      F.N.B. Corporation          Common Stock - nonparticipant
                                        directed                                $ 6,246,214         6,615,203
                                      Common Stock - participant
                                        directed                                         **           379,855
                                                                                                 ------------
                                                                                                    6,995,058

   *      Participant Loans           Interest rates ranging from 4.75%
                                        to 11.50% maturing through 2006                  **           527,585
                                                                                                 ------------
          Total Investments                                                                      $ 18,421,036
                                                                                                 ============


* Party-in-interest

** Column (d) has not been presented as this information is not applicable.

                     F.N.B. Corporation Salary Savings Plan
                                Plan Number: 001
                   Employer Identification Number: 63-1201350

                               Schedule H, Line 4j
                       Schedule of Reportable Transactions

                                December 31, 2001

                         (b) DESCRIPTION OF ASSET                                                  (h) CURRENT
(a) IDENTITY OF PARTY   INCLUDING INTEREST RATE AND   (c) PURCHASE   (d) SELLING  (g) COST OF   VALUE OF ASSET ON   (i) NET
       INVOLVED         MATURITY IN CASE OF A LOAN        PRICE           PRICE      ASSET       TRANSACTION DATE   GAIN (LOSS)
       --------         --------------------------        -----           -----      -----       ----------------   -----------

Category (iii) - Series of transactions in excess of 5% of Plan assets
----------------------------------------------------------------------
F.N.B. Corporation      Common Stock Fund              $ 2,361,432     $      --  $ 2,361,432        $  2,361,432   $       --


There were no Category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2001.

Columns (e) and (f) are not presented as this information is not applicable.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        F.N.B. Corporation Salary Savings Plan

Date: June 28, 2002                     /s/John D. Waters
      ---------------------             --------------------------------------
                                        John D. Waters
                                        Vice President and Chief Financial
                                          Officer